VIA FACSIMILE AND EDGAR

November 13, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Ruckus Wireless, Inc.
Registration Statement on Form S-1 (File No. 333-184309)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed initial public offering of shares of common stock of Ruckus Wireless, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time, on November 15, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 5, 2012, through the date hereof:

Preliminary Prospectus dated November 5, 2012:

5,919 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Michael Hickey

Name: Michael Hickey
Title: Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Cynthia Gaylor

Name: Cynthia Gaylor
Title: Managing Director